EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Income to Fixed Charges

	Six Months Ended June 30,
(Dollars in millions)	2003	2002
Income:
Income (loss) before provision (benefit) for income taxes	$(41)	$139
Fixed charges	222	192
Income before provision (benefit) for income taxes and fixed charges	$181	$331

Fixed charges:
Interest expense	$222	$189
Preferred stock dividend requirement (1)	—	3
	$222	$192

Ratio of income before provision (benefit) for income taxes and fixed charges to fixed charges	0.82	1.72

(1)          Reflects a pre-tax basis.